

July 16, 2010

Mr. Dongdong Lin
Chief Executive Officer, and Director
Sunwin International Neutraceuticals, Inc.
6 Shengwang Avenue
Qufu, Shangdon, China 273100

Re: Sunwin International Neutraceuticals, Inc.
From 10-K for the Period Ended April 30, 2009
Filed July 29, 2009
File No. 000-53595

Dear Mr. Lin:

    We have completed our review of the above filing and have no further comments at this time.

                        Sincerely,

                        Gus Rodriguez
                        Accounting Branch Chief